

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2017

Mr. Patrick Johnson
CEO/CFO, and Director
Cherubim Interests, Inc.
1304 Norwood Dr.
Bedford, TX 76022

> **Re: Cherubim Interests, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed April 28, 2017**
> **File No. 1-37612**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure on page 6 that on February 9, 2016 the company approved a reverse stock split and that "[n]otice of the action taken by holders of a majority of the voting rights of the Company was provided to non-consenting shareholders." In this regard, it appears that the preliminary information statement filed on February 10, 2016 was never filed in definitive form. Please tell us whether you effected the reverse stock split and if so, whether security holders were advised of the reverse stock split by being mailed a definitive information statement and, if so, why you have not filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders. This comment also applies to the preliminary information statement filed on June 1, 2017.

General Information About Our Company, page 5

2. Please address the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC (VICT):

    - Please tell us whether the shareholders of Victura Construction Group Inc. owned any equity instruments in Cherubim Interests, Inc. prior to this acquisition, and if so, provide us with your analysis of whether these companies were under common control prior to this acquisition.

    - You state on page 12 that although you acquired VICT in February 2016, it did not begin generating revenue until June 2016. Please tell us why the acquired businesses did not immediately generate revenue upon your acquisition of them. Also tell us whether either of these companies generated revenue in 2015 or in 2016 prior to your acquisition, and if so, tell us how much revenue they generated.

    - Citing the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in this acquisition. In doing so, explain why this transaction is not a reverse merger recapitalization with VICT representing the accounting acquirer. We note from Exhibit 3.1 of your Form 8-K filed March 8, 2016, that each share of Series C Preferred Stock is convertible into 100,000 common shares and is entitled to ten votes, which appears to provide VICT with control of your company.

    - Exhibit 3.1 referenced above indicates that the Series C Preferred Stock is convertible "upon Board of Director's approval." Please clearly explain what this statement means. For example, clarify the extent to which the Board has the means to prevent or block any conversions and the extent to which the Board's approval process is perfunctory.

    - Tell us how you accounted for the VICT acquisition in your financial statements. Specifically clarify if you recorded the acquired assets and liabilities at their acquisition-date fair values pursuant to ASC 805-20. Also show us, and revise future filings to disclose, the footnote disclosures required by ASC 805 for this transaction.

Item 1A. Risk Factors, page 8

3. Please add a separate risk factor section that discusses the legal implications and consequences of operating a marijuana-related business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

4. Please provide a more informative analysis and discussion of your results of operations for each period presented. In doing so, explain the underlying reasons for implications of material changes between periods to provide investors with an understanding of trends and

variability in cash flows. For example, expand your discussion of cash flows and further discuss the increases in income and current assets. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please also provide additional disclosure regarding the revenue generated in the year ended August 31, 2016. For example, please disclose whether revenues were generated by the operations of your Victura Roofing LLC subsidiary, your BudCube subsidiary, or the joint ventures referenced on pages F-9 and F-10. Also, tell us where you have described the underlying factors and trends that led you to the projected future sales and profits disclosed on page F-9. In this regard, we note your statement that "VR predicts that sales and profits for 2016 and 2017 should double that of 2015." Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Revenue and Cost of Goods Sold, page 12

5. The disclosures throughout your filing refer to several lines of business in which you engage, including the acquisition of real estate, roofing, general contracting, property management, and the cultivation of cannabis. Please revise your disclosures throughout your filing to clearly distinguish between the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue. Also tell us and revise your analysis of revenue within MD&A to quantify the amount of revenue generated from each significant line of business during the periods presented in your financial statements. Also apply this comment to your Forms 10-Q.

Item 10. Directors, Executive Officers, and Corporate Governance, page 16

6. Please revise this section to provide all the information required by Item 401 of Regulation S-K. In this regard, please provide for each director and executive officer biographical information with a discussion of the business experience and background for the past five years.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

7. Please reconcile your disclosure here with the information provided in Note 8 on page F-17 and include the information required by Item 404(d) and 404(a) of Regulation S-K.

Signatures

8. Please revise the signature block to ensure the report has been signed by at least the majority of your board of directors. Refer to General Instruction D(2)(a) of Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products